UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2012

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant information regarding offering by Grupo Aval Acciones y Valores S.A.
2.	Relevant information regarding offering by Grupo Aval Acciones y Valores S.A.

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) announces that:

1.
Grupo Aval Limited (“GAL”), a wholly owned subsidiary of Grupo Aval incorporated in the Cayman Islands as an exempted company with limited liability, authorized an offering of senior notes in the international capital markets pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933.

2.	Grupo Aval’s Board of Directors has authorized the Company to guarantee amounts outstanding under the notes that may be issued by GAL.

Any securities that may be offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This notice shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities that may be issued, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Item 2

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) announces that its wholly-owned subsidiary Grupo Aval Limited, incorporated in the Cayman Islands, has priced an offering of U.S.$1 billion in the international capital markets, issued in accordance with Rule 144A and Regulation S under the Securities Act of 1933 of the United States of America.

The notes are guaranteed by Grupo Aval and will mature in ten years, bearing interest at an annual rate of 4.75% and be sold at an issue price of 99.607%, resulting in a yield to maturity of 4.80%. The notes will mature on September 26, 2022 and will pay interest semiannually. The principal will be paid at maturity.

Purchase orders were received from, among others, investment funds, pension funds, portfolio managers and other investors from the United States, Europe, Asia and Latin America.

Grupo Aval is Colombia’s largest banking group and provides a comprehensive range of financial services and products across the Colombian market and in Central America, ranging from traditional banking services, such as making loans and taking deposits, to pension and severance fund management.

Any securities that may be offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This notice shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities that may be issued, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2012

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations